FORM U-12(I)-B (THREE-YEAR STATEMENT)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)

(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

1. Name and business address of person filing statement.

See attached Exhibit A

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

None.

3. Registered holding companies and subsidiary companies by which the undersigned are regularly employed or retained.

National Grid USA Service Company, Inc. and associated companies, including National Grid USA and National Grid Transco plc.

4. Position or relationship in which the undersigned is employed or retained by each of the companies names in item 3, and brief description of nature of services to be rendered in each such position or relationship.

See attached Exhibit A

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

See attached Exhibit B

(b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

(a) Total amount of routine expenses charged to client:

See attached Exhibit B

(b) Itemized list of all other expenses:     No other expenses

National Grid USA Service Company, Inc.

By:      s/ Gregory A. Hale
Gregory A. Hale

By:       s/ Joel deJesus
Joel deJesus

By:       s/ Carlos Gavilondo
Carlos Gavilondo

By:       s/ Ronald T. Gerwatowski
Ronald T. Gerwatowski

By:       s/James S. Robinson
James S. Robinson

By:     s/ Masheed H. Rosenqvist
Masheed H. Rosenqvist

By:       s/ Colin Owyang
Colin Owyang

By:       s/ Daniel Galaburda
Daniel Galaburda

By:       s/ Terry L. Schwennesen
Terry L. Schwennesen

By:       s/ Sarah E. Idelson
Sarah E. Idelson

By:       s/ Janet Gail Besser
Janet Gail Besser

Date:    January 31, 2005

EXHIBIT INDEX

Exhibit No.	Description	Page
A	Names, positions, corporate affiliations and business addresses of individuals who may act during 2005, 2006, and 2007 in matters included within the exemption provided by paragraph (b) of Rule 71	Filed herewith
B	Compensation received during the current year and estimated to be received over the next two calendar years and total amount of routine expenses charged to client in 2004	Filed herewith

EXHIBIT A

Names, positions, corporate affiliations and business addresses of individuals who may act during 2005, 2006, and 2007 in matters included within the exemption provided by paragraph (b) of Rule 71:

National Grid USA Service Company, Inc.

Gregory A. Hale
Associate General Counsel

Joel deJesus
VP, Federal Affairs

Carlos Gavilondo
VP, Distribution Regulatory Services

Ronald T. Gerwatowski
General Counsel, Niagara Mohawk Power Corporation

James S. Robinson
VP, Transmission Finance
New England Power Company

Masheed H. Rosenqvist
Chief Operating Officer, GridAmerica LLC

Colin Owyang
Counsel

Daniel Galaburda
Senior Attorney

Terry L. Schwennesen
Assistant General Counsel

Sarah E. Idelson
Associate Counsel

Janet Gail Besser
VP, State Regulatory Relations

The business address of the above listed persons is:

25 Research Drive
Westborough, MA 01582

The duties of each of the above-listed individuals may require, among other things, such appearances as may be necessary before the Federal Energy Regulatory Commission, the Securities and Exchange Commission, and, possibly on rare occasions, Congress, or the staff of the Commissions, to present or discuss matters affecting the National Grid Transco plc companies. The time devoted to such activities represents only a small fraction of the time devoted to the duties of their above-listed positions.

EXHIBIT B

	Total Compensation Received in 2004 (a)	Estimated Compensation (b) 2005 2006 2007
Name of Recipient

Gregory A. Hale
Joel deJesus
Carlos Gavilondo
Ronald T. Gerwatowski
James S. Robinson
Masheed H. Rosenqvist
Colin Owyang
Daniel Galaburda
Terry L. Schwennesen
Sarah E. Idelson
Janet Gail Besser

(Filed under confidential treatment pursuant to Rule 104(b))

(a)
Includes incentive compensation and other bonuses, if any, paid to recipient in calendar year 2004 and deferred amounts including shares and/or cash and excludes health insurance amounts and other fringe benefits and amounts reported to the IRS as taxable compensation re: life insurance and other fringe benefits.

(b)	Does not include an estimate of incentive compensation or other bonuses.

Name	Total Amount of Routine Expenses Charged to Client in 2004
Gregory A. Hale	$ 16,214.77
Joel deJesus	190,723.39
Carlos Gavilondo	4,075.11
Ronald T. Gerwatowski	27,998.53
James S. Robinson	28,813.98
Masheed H. Rosenqvist	165,510.23
Colin Owyang	3,870.41
Daniel Galaburda	1,360.26
Terry L. Schwennesen	12,471.74
Sarah E. Idelson	15,751.98
Janet Gail Besser	1,777.20